Exhibit 99.1

AMARIN ACQUIRES PARKINSON’S DISEASE DRUG CANDIDATE

Novel Oral Formulation of Apomorphine to Treat “Off” Episodes in Advanced
Parkinson’s Disease

Conference Call Scheduled for Thursday, May 18, 2006 at 8:30 a.m. (EST)

LONDON, United Kingdom, May 17, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced the acquisition of global rights to a novel oral formulation of apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. The novel oral formulation provides rapid absorption of apomorphine directly into the bloodstream after sublingual (under the tongue) administration. This novel formulation would offer patients an improved alternative to the currently available injectable formulation of apomorphine.

Rick Stewart, Chief Executive Officer of Amarin, commented on the new acquisition, “This oral formulation of apomorphine potentially represents an important breakthrough for the treatment of Parkinson’s disease patients experiencing “off” episodes. Current treatment with apomorphine is by frequent injection, often several times per day, and can be painful. This oral alternative potentially offers significant advantages for these severely ill patients.”

“This transaction broadens Amarin’s development pipeline and represents a further step in Amarin’s acquisition and in-licensing growth strategy. We intend to follow the acquisition of this novel Parkinson’s disease formulation with other transactions later this year as we build on our franchise in central nervous system disorders, specifically in the movement disorders area,” concluded Mr. Stewart.

The novel formulation has already completed a proof of concept study which demonstrated oral bioavailability of apomorphine in human volunteers, while also being well tolerated. Amarin will conduct additional formulation development work and plans to commence final-stage clinical trials next year.

Amarin acquired the rights to the new formulation from Dr. Anthony Clarke, Amarin’s Vice President of Clinical Development. Dr. Clarke invented this novel formulation and filed the related patent prior to joining Amarin.

The transaction consideration comprises a small upfront payment, success milestones on the advancement of the development program to regulatory approval and royalties upon commercialisation. Specific terms are not disclosed.

“Off” Episodes in Parkinson’s Disease

In the later stages of Parkinson’s disease, many patients develop severe “off” episodes where, despite continuing to take their medication, they experience periods when they lose the ability to move. This is termed bradykinesia (slowed movement) or akinesia (inability to move).

These “off” episodes, which typically occur 3 to 4 times per day, can also be associated with other symptoms such as muscle pain, anxiety and panic. This condition is estimated to affect in excess of 100,000 late stage Parkinson’s disease patients in the U.S., with a similar number in Europe. Research conducted suggests that the current use of apomorphine as a rescue therapy to treat “off” episodes is limited by the current form of delivery, and that a more user-friendly oral form would lead to greater level of prescriptions and use by patients.

Apomorphine has been shown to reverse “off” episodes, but currently is not available in oral form for Parkinson’s disease. When given as a conventional oral form the drug is extensively broken down during its passage through the liver resulting in very low blood concentrations. Amarin’s novel oral formulation provides rapid absorption of apomorphine directly into the bloodstream after sublingual administration, thereby avoiding the problem of breakdown in the liver.

Apomorphine

Apomorphine is one of the most potent medications for treating Parkinson’s disease and has been available in injectable form to patients in Europe for a number of years and more recently in the U.S. It is classified as a dopamine agonist. Dopamine agonists imitate the action of dopamine rather than replace it in the way levodopa does. Dopamine is known as a neurotransmitter (chemical messenger).  It enables the brain to transmit signals from one area to another, which allows the brain to control and co-ordinate body movements.

Parkinson’s Disease Market

Parkinson’s disease is a progressive neurodegenerative disorder affecting approximately 1 million patients in the US, where the market for Parkinson’s disease drug treatments is approximately $800 million.

Conference Call

Amarin management will host a conference call to discuss the acquisition at 8.30 am Eastern Time/1.30 pm British Summer Time on Thursday, May 18th, 2006. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. Conference ID 9525416.  A telephone replay will be available shortly after the conference call on the link on the company’s web site www.amarincorp.com or by dialling (800) 642 1687 (toll free) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 9525416.  The call will also be webcast live and a link will be on the company's website at www.amarincorp.com.  Information on the company’s website is not part of this press release.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe.  Amarin seeks to directly commercialize its neurology products (e.g., Miraxion for Huntington’s disease) in the US and out-license or partner its product rights in markets outside the US and for indications outside neurology (e.g., depression).  Amarin seeks to acquire and in-license neurology products that it can develop and market directly itself in the US.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of May 17, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease and the development of our novel oral formulation of apomorphine, as an alternative to the currently available injectable formulation of apomorphine; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of

Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.